UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 21, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3408191
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Controlled Subsidiary Investment - Carrington Oaks JV LLC

On December 3, 2019,  we directly acquired ownership of a “majority-owned subsidiary,” (the “Buda Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $10,220,000, which was the initial stated value of our equity interest in the Buda Controlled Subsidiary (the “Buda Investment”). The Buda Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 303 units and approximately totaling 265,000 rentable square feet located at 1278 Cabelas Drive, Buda, TX 78610 (the “Buda Property”). Details of the acquisition can be found here.

On August 21, 2020, the Buda Controlled Subsidiary redeemed the Buda Investment in full. Through efficient management and operations, the Buda Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Buda Controlled Subsidiary Investment. The Buda Controlled Subsidiary redeemed the Buda Investment early to allow for more common equity to enter the capital stack.  All preferred return payments were paid in full, and the investment yielded a cumulative return of approximately 7.11% during the roughly 9-month hold period, which is consistent with the contractual rate of 9.75% annually.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT 2019, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      August 27, 2020